May 3, 2010

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Attention:	H. Christopher Owings, Assistant Director Chris Chase, Attorney – Advisor Brigitte Lippmann, Special Counsel Division of Corporation Finance

Re:	Ameren Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 001-14756

Ladies and Gentlemen:

This letter is being filed in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) transmitted by letter dated April 19, 2010, to Martin J. Lyons, Jr., Senior Vice President and Chief Financial Officer, of Ameren Corporation (“Ameren”), with respect to the above-referenced 2009 Form 10-K.

This letter recites each Staff comment and then provides the response to that comment.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 1. Business, page 4

1.	Comment: Please revise your business discussion to provide a clear description of the business done and intended to be done by each of Ameren’s subsidiaries. We note your business segments discussion beginning on page five, but it does not appear that you provide a description of the business currently done and intended to be done by each of Ameren’s subsidiaries. We also note your bullet points in your Management’s Discussion and Analysis on page 30 which provide a one sentence description of each subsidiary’s business. See Item 101(c) of Regulation S-K.

Response:

In its future Form 10-K filings, commencing with the Form 10-K for the year ending December 31, 2010, we will revise Ameren’s business description in Item 1 as follows (the underlined text represents the change from the 2009 Form 10-K filing):

Ameren, headquartered in St. Louis, Missouri, is a public utility holding company under PUHCA 2005 administered by FERC. Ameren was formed in 1997 by the merger of UE and CIPSCO. Ameren acquired CILCORP in 2003 and IP in 2004. Ameren’s primary assets are the common stock of its subsidiaries, including UE, CIPS, Genco, CILCO and IP. Ameren’s subsidiaries are separate, independent legal entities with separate businesses, assets, and liabilities. Dividends on Ameren’s common stock and the payment of expenses by Ameren depend on distributions made to it by its subsidiaries. Below is a summary description of UE, CIPS, Genco, CILCO and IP. A more detailed description can be found in Note 1 - Summary of Significant Accounting Policies under Part II, Item 8:

•	UE operates a rate-regulated electric generation, transmission and distribution business, and a rate-regulated natural gas transmission and distribution business in Missouri.

•	CIPS operates a rate-regulated electric and natural gas transmission and distribution business in Illinois.

•	Genco operates a merchant electric generation business in Illinois and Missouri.

•

CILCO operates a rate-regulated electric transmission and distribution business, a merchant electric generation business (through its subsidiary, AERG), and a rate-regulated natural gas transmission and distribution business, all in Illinois.

•	IP operates a rate-regulated electric and natural gas transmission and distribution business in Illinois.

Item 3. Legal Proceedings, page 23

2.	Comment: We note your disclosure that “except as otherwise disclosed in this report” you believe that the final disposition of the legal proceedings are not material. However, your numerous references in the last paragraph do not clearly identify which legal proceedings you believe are material. Therefore, please describe in this section any material pending legal proceeding and provide the information required by Item 103 of Regulation S-K for each proceeding. Also include in your disclosure any proceedings required to be described as set forth in instruction 5 to Item 103.

Response:

In its future Form 10-K filings (under Part I, Item 3) and Form 10-Q filings (under Part II, Item 1), commencing with the Form 10-Q for the quarter ended March 31, 2010, we will specifically reference the material pending legal proceedings that are described in other sections of the report. By way of example, the following is an excerpt from Item 3 of Ameren’s 2009 Form 10-K with clarifying language (the underlined text represents modified language from the 2009 Form 10-K filing):

We are involved in legal and administrative proceedings before various courts and agencies with respect to matters that arise in the ordinary course of business, some of which involve substantial amounts of money. We believe that the final disposition of these proceedings, except as otherwise disclosed in this report, will not have a material adverse effect on our results of operations, financial position, or liquidity. Material legal and administrative proceedings, which are discussed in Note 2—Rate and Regulatory Matters, and Note 15 - Commitments and Contingencies under Part II, Item 8, of this report and incorporated herein by reference, include the following:

•	rate adjustment proceedings for UE, CIPS, CILCO and IP pending before state commissions;

•	an ICC reliability audit;

•

FERC proceedings, including a Seams Elimination Cost Adjustment charge resulting from the elimination of regional through-and-out rates, the retroactive reallocation of certain MISO charges, a dispute between MISO and PJM regarding the calculation of certain charges and a dispute involving a UE power purchase agreement with Entergy Arkansas, Inc.;

•	UE’s Notice of Violation related to NSR and NSR investigations at Genco, AERG and EEI;

•	remediation matters associated with MGP and waste disposal sites of the Ameren Companies;

•	litigation associated with the breach of the upper reservoir at UE’s Taum Sauk pumped-storage hydroelectric facility; and

•	asbestos-related litigation associated with UE, CIPS, Genco, CILCO and IP.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

3.	Comment: We note several instances in this section where you have attributed changes in your financial statements to various factors, but have not provided any perspective of the reason for these changes. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. By way of example, we note the following:

•

Your second bullet point on page 31 states that your 2009 earnings were negatively affected by “higher net fuel costs at UE…among other things”, but you provide no explanation of the reason for these fuel costs or whether you expect this trend to continue.

•	Your third bullet point on page 32 states that your 2009 earnings were favorably affected by “decreased plant operations and maintenance expense”, but you do not state the cause of these decreases.

•

Under the heading “Other Operations and Maintenance Expenses” on page 42 you state that your operations and maintenance expenses decreased by $119 million in 2009 due in part to a reduction of $48 million in coal-fired plant maintenance costs, but you provide no analysis of the reason for this reduction.

•	On page 42 you state that you experienced an increase of $24 million in labor costs, but provide no explanation of the reason for this increase.

Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:

We respectfully advise the Staff that when discussing changes in Ameren’s financial statements in Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), our approach is generally to identify the primary items producing such variations and the reasons for such variation. In addition, we include a separately captioned “Outlook” section in which we discuss key trends that we have identified that may affect Ameren’s financial condition, results of operations, or liquidity in the future.

We acknowledge the Staff’s comment and will provide additional analysis concerning the quality and variability of Ameren’s earnings and cash flows, to the extent material, throughout the MD&A in our future filings. By way of example, the following are expanded analyses of the items you included in your comment from the 2009 10-K (the underlined text represents modified language from the 2009 Form 10-K filing):

•

the impact on electric and natural gas margins in our rate-regulated businesses of higher net fuel costs at UE resulting from higher coal and related transportation costs, and lower sales prices for excess power, and lower demand (exclusive of weather impacts), among other things (30 cents per share). See Outlook for expected trends in future coal, transportation and power prices.

•	decreased plant operations and maintenance expense because less work was undertaken as a result of cost containment initiatives in response to weak economic conditions (15 cents per share);

Other operations and maintenance expenses decreased $119 million in 2009 compared with 2008 because of several factors. Coal-fired plant maintenance costs were reduced by $48 million because less work was undertaken as a result of cost containment initiatives in response to weak economic conditions. In addition, bad debt expenses were lower by $44 million because of elevated levels of bad debt expense in 2008 as a result of the transition to higher market-based rates at the Ameren Illinois Utilities and the impact of the Illinois bad debt rate adjustment mechanism (net of a related donation for customer assistance programs) discussed in Note 2—Rate and Regulatory Matters under Part II, Item 8 of this report. A favorable change of $37 million in unrealized net MTM adjustments between periods resulting from changes in the market value of investments used to support Ameren’s deferred compensation plans and the absence of a Callaway nuclear plant refueling and maintenance outage in 2009, as compared with costs of $30 million in 2008, also reduced operations and maintenance expenses. Additionally, asset impairment charges were lower by $7 million between years.

Reducing the benefit of these items was an increase of $24 million in labor costs because of compensation increases and higher staffing levels and the recognition of $17 million for employee severance costs in 2009. In 2008, other operations and maintenance expenses were reduced by a MoPSC accounting order related to storm costs incurred in 2007, which resulted in UE recording a regulatory asset of $25 million; no similar item occurred in 2009.

In connection with this response to the Staff’s comments, Ameren acknowledges:

•	Ameren is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Ameren’s filings; and

•	Ameren may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning responses to these comments, please contact the undersigned at (314) 554-2574 or Martin J. Lyons, Jr., Senior Vice President and Chief Financial Officer, at (314) 554-2982.

Very truly yours,

/s/ Bruce A. Steinke
Vice President and Controller
Ameren Corporation

cc:	Steve R. Sullivan
Senior Vice President, General Counsel and Secretary